Paris, October 28, 2016

Sanofi Announces Strong Q3 2016 Results

	Q3 2016	Change	Change (CER)	9M 2016	Change	Change (CER)
IFRS net sales reported	€9,028m	+2.0%	+3.0%	€24,954m	-2.1%	+0.5%
IFRS net income reported	€1,674m	+2.8%		€3,919m	-0.9%
IFRS EPS reported	€1.30	+4.0%		€3.04	+0.3%
Aggregate Company sales(1)	€9,652m	+2.1%	+3.0%	€27,063m	-1.3%	+1.2%
Business net income(2)	€2,300m	+9.7%	+11.1%	€5,702m	+0.7%	+4.1%
Business EPS(2)	€1.79	+11.2%	+12.4%	€4.43	+2.3%	+5.8%

Following the announcement of exclusive negotiations with Boehringer Ingelheim and as per the IFRS 5 presentation requirement for discontinued operations, net income for Sanofi’s Animal Health business (Merial) will be reported on a separate line (“Net income from the held for exchange Animal Health Business”) in the Consolidated Income Statement for Q3 2016 and for 9M 2016, and the prior year. As of September 30 2016, Sanofi continues to report the performance of the Animal Health business, which remained an operating segment consistent with IFRS 8 and was included in the key performance indicators of the Company.

2016 guidance raised on strong third-quarter financial results

•	Aggregate Company sales(1) increased 3.0%(3) (up 2.1% at 2016 exchange rates) to €9,652 million.

•	IFRS EPS reported was up 4.0% to €1.30.

•	Business EPS(2) was up 12.4% at CER to €1.79 and up 11.2% on a reported basis.

•	Given the performance in the first nine months, Sanofi now expects 2016 Business EPS(2) to grow between 3% and 5%(4) at CER, barring unforeseen major adverse events.

Continuing to execute the simplification of the portfolio consistent with our 2020 Roadmap

•	Decision to initiate a carve-out process in order to divest the EU Generics business within 12-24 months.

•	CHC asset swap with Boehringer Ingelheim on track to close around year-end.

•	Cost savings now expected to be at least €1.5 billion by 2018.

Initiating a €3.5 billion share repurchase program to be completed by the end of 2017

Solid sales performance despite continuing headwinds in diabetes and the Plavix LOE in Japan

•	Sanofi Genzyme (Specialty Care) GBU continues to deliver double-digit growth (+16.9%).

•	Sanofi Pasteur grew 14.4% supported by early flu vaccines shipment in the U.S.

•	Diabetes and Cardiovascular GBU sales decreased 2.5%. Global diabetes franchise sales declined 1.5%.

•	Aggregate sales in Emerging Markets(5) grew 5.6% driven by Diabetes and Rare Disease portfolios.

Major launches and regulatory updates

•	Toujeo® generated worldwide sales of €167 million. LixiLan PDUFA date extended to November 2016.

•	Praluent® now approved in 41 countries.

•	Dengvaxia® generated sales of €30 million and is now approved in 13 countries.

•	Sarilumab: CGMP(6) observations during an FDA inspection of a Sanofi “fill-finish” facility could impact approval timing.

•	Dupixent® (dupilumab) BLA accepted for priority review by U.S. FDA with March 29, 2017 PDUFA date.

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“We have generated solid sales momentum in the third quarter and seen a strong contribution to our financial performance from savings and efficiencies arising from our more focused organization. As a result, we are able to increase our FY 2016 Business EPS guidance. In addition, we have continued to work diligently to progress our major launches and the pipeline. With the filing of Dupixent®, we now have another important product under FDA review which we believe will enhance Sanofi’s growth profile in the coming years.”

(1)	Including Merial (see Appendix 8 for definition of Aggregate Company sales) which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations). Additionally, Sanofi comments include Merial for every income statement line using the term “Aggregate”; (2) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 8 for definitions). The consolidated income statement for Q3 2016 and 9M 2016 is provided in Appendix 4 and a reconciliation of business net income to IFRS net income reported is set forth in Appendix 3; (3) Percentage changes in net sales and Aggregate sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8); (4) 2015 Business EPS was €5.64; (5) See page 8; (6) Current Good Manufacturing Practice

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2016 third-quarter and nine-month Aggregate Sanofi sales

    Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(7).

In the third quarter of 2016, Aggregate Company sales were €9,652 million, up 2.1% at 2016 exchange rates. Exchange rate movements had a negative effect of 0.9 percentage points, primarily reflecting the adverse evolution of the Argentine Peso, Chinese Yuan, and British Pound, which more than offset the positive effects from the Japanese Yen and Brazilian Real. At CER, Aggregate Company sales increased 3.0%. Year-to-date Aggregate Company sales reached €27,063 million, down 1.3% at 2016 exchange rates. Exchange rate movements had an unfavorable effect of 2.5 percentage points.

The first nine months performance included a negative currency impact related to the change of exchange rate applied for the translation of Venezuela operations, resulting from the evolution of the exchange system in February 2016 as well as from the persistent inability to exchange Venezuelan bolivars for U.S. dollars at the privileged official rate. In addition, in the first half of 2015, Sanofi benefited from a significant increase in product demand in Venezuela, due to buying patterns associated with local market conditions. As a consequence, sales in Venezuela were €9 million in the first nine months of 2016 compared to €423 million in the first nine months of 2015 (no sales were recorded in the third quarter of 2016 compared to €24 million in the third quarter of 2015). Excluding Venezuela, Aggregate Company sales increased 3.3% and 2.8% in the third quarter and first nine months of 2016, respectively.

Global Business Units

The table below presents sales by Global Business Units (GBU) and reflects the organization of Sanofi which became effective as of January 1, 2016. In this organizational structure, all Pharmaceutical sales in Emerging Markets are now included in the General Medicines and Emerging Markets GBU. This new reporting structure simplifies Sanofi, deepens specialization and allows clear focus on growth drivers.

Net Sales by GBU (€ million)	Q3 2016	Change (CER)		9M 2016	Change (CER)
Sanofi Genzyme (Specialty Care)(a)	1,270	+16.9%		3,684	+19.1%
Diabetes and Cardiovascular(a)	1,585	-2.5%		4,687	-3.9%
General Medicines & Emerging Markets(b)	4,370	-2.4	%(c)	13,358	-4.1	%(e)
Sanofi Pasteur (Vaccines)	1,803	+14.4%		3,225	+11.0	%(f)
Merial (Animal Health)	624	+4.0%		2,109	+10.3%
Total Aggregate Company sales	9,652	+3.0	%(d)	27,063	+1.2	%(g)

(a)	Does not include Emerging Markets sales- see definition page 8; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care; (c) Excluding Venezuela: -1.9%; (d) Excluding Venezuela: +3.3%; (e) Excluding Venezuela:-1.4%; (f) Excluding Venezuela: +11.3%; (g) Excluding Venezuela:+2.8%;

Global Franchises

The table below presents sales by global franchise, which facilitates straightforward peer comparisons. Appendix 1 provides a reconciliation of sales by GBU and franchise.

Net sales by Franchise (€ million)	Q3 2016	Change (CER)		Developed Markets	Change (CER)	Emerging Markets	Change (CER)
Specialty Care	1,517	+18.5%		1,270	+16.9%	247	+26.5	%(a)
Diabetes and Cardiovascular	1,929	+0.3	%(b)	1,585	-2.5%	344	+14.2	%(c)
Established Products	2,535	-7.4	%(d)	1,587	-12.5%	948	+1.7	%(e)
Consumer Healthcare (CHC)	791	-1.2	%(f)	479	+1.3%	312	-4.7	%(g)
Generics	453	+1.3	%(h)	257	+2.8%	196	-0.5	%(i)
Vaccines	1,803	+14.4%		1,458	+16.4%	345	+6.6%
Animal Health	624	+4.0%		468	+1.1%	156	+13.3%
Total Aggregate net sales	9,652	+3.0	%(j)	7,104	+2.1%	2,548	+5.6	%(k)

(a)	Excluding Venezuela: +25.9%; (b) Excluding Venezuela: +0.4%; (c) Excluding Venezuela: +15.2%; (d) Excluding Venezuela: -6.9%; (e) Excluding Venezuela: +3.4%; .(f) Excluding Venezuela: -1.0%; (g) Excluding Venezuela: -4.1%; (h) Excluding Venezuela: +2.2%; (i) Excluding Venezuela:+1.5%; (j) Excluding Venezuela: +3.3%; (k) Excluding Venezuela: +6.6%.
(7)	See Appendix 8 for definitions of financial indicators.

The table below presents sales by global franchise for the first nine months of 2016.

Net sales by Franchise (€ million)	9M 2016	Change (CER)		Developed Markets	Change (CER)	Emerging Markets	Change (CER)
Specialty Care	4,381	+18.8	%(a)	3,684	+19.1%	697	+17.5	%(b)
Diabetes and Cardiovascular	5,723	-1.8%		4,687	-3.9%	1,036	+8.2	%(c)
Established Products	7,743	-8.5	%(d)	4,930	-11.6%	2,813	-2.9	%(e)
Consumer Healthcare (CHC)	2,496	-2.9	%(f)	1,584	+1.7%	912	-9.3	%(g)
Generics	1,386	+0.8	%(h)	810	+0.9%	576	+0.8	%(i)
Vaccines	3,225	+11.0	%(j)	2,268	+9.2%	957	+15.3	%(k)
Animal Health	2,109	+10.3%		1,645	+7.4%	464	+21.1%
Total Aggregate net sales	27,063	+1.2	%(l)	19,608	+0.5%	7,455	+3.0	%(m)

(a)	Excluding Venezuela : +19.3%; (b) Excluding Venezuela : +20.1%; (c) Excluding Venezuela : +12.9%; (d) Excluding Venezuela : -6.1%; (e) Excluding Venezuela : +4.4%; (f) Excluding Venezuela: +0.7%; (g) Excluding Venezuela: -0.7%; (h) Excluding Venezuela: +3.0%; (i) Excluding Venezuela: +5.7%; (j) Excluding Venezuela: +11.3%;(k) Excluding Venezuela: +16.5%; (l) Excluding Venezuela: +2.8%; (m) Excluding Venezuela: +8.7%.

Pharmaceuticals

Third-quarter sales for Pharmaceuticals increased 0.5% to €7,225 million. Growth in the Multiple Sclerosis, Rare Disease and Cardiovascular franchises offset a decrease in Diabetes, CHC and Established Rx Products. Year-to-date sales for Pharmaceuticals decreased 0.9% to €21,729 million. Excluding Venezuela, year-to-date sales for Pharmaceuticals increased 0.9%.

Rare Disease franchise

Net sales (€ million)	Q3 2016	Change (CER)	9M 2016	Change (CER)
Cerezyme®	183	+1.6%	564	+4.5%
Myozyme® / Lumizyme®	185	+16.0%	533	+12.8%
Fabrazyme®	176	+20.4%	492	+15.0%
Aldurazyme®	53	+12.5%	151	+7.5%
Cerdelga®	28	+55.6%	77	+75.0%
Total Rare Diseases	708	+14.3%	2,061	+12.4%

In the third quarter, Gaucher (Cerezyme® and Cerdelga®) sales grew 6.3% to €211 million, reflecting Cerezyme® growth in Emerging Markets (up 26.9% to €56 million) and the increasing contribution of Cerdelga® (€28 million versus €18 million in the third quarter of 2015). Year-to-date Gaucher sales increased 9.5% to €641 million.

Third-quarter sales of Fabrazyme® increased 20.4% to €176 million. The strong global momentum of Fabrazyme® is a result of continued accrual of new patients as a result of patients switching from competing products and earlier stage patient identification and treatment. Year-to-date sales of Fabrazyme® were up 15.0% to €492 million.

Sales of Myozyme®/Lumizyme® increased 16.0% to €185 million in the third quarter, mainly due to new patient accruals as a consequence of increased patient identification. Year-to-date sales of Myozyme®/Lumizyme® increased 12.8% to €533 million.

Multiple Sclerosis franchise

Net sales (€ million)	Q3 2016	Change (CER)	9M 2016	Change (CER)
Aubagio®	334	+49.8%	928	+56.8%
Lemtrada®	112	+69.1%	308	+95.1%
Total Multiple Sclerosis	446	+54.3%	1,236	+64.9%

Third-quarter sales of Aubagio® were up 49.8% to €334 million driven by the U.S. (up 50.9% to €239 million) and Europe (up 41.5% to €75 million). Aubagio® is currently the fastest growing oral disease modifying therapy in the Multiple Sclerosis market with patient market share of 9.0% in the U.S. (IMS NSP TRX – second week of October). Year-to-date sales of Aubagio® increased 56.8% to €928 million.

In the third quarter, sales of Lemtrada® increased 69.1% to €112 million, including €64 million in the U.S. (up 66.7%) and €37 million in Europe (up 81.8%), mainly generated in the UK. Year-to-date sales of Lemtrada® were up 95.1% to €308 million.

Oncology franchise

Net sales (€ million)	Q3 2016	Change (CER)	9M 2016	Change (CER)
Jevtana®	88	+12.8%	266	+12.7%
Thymoglobulin®	70	+12.7%	204	+11.2%
Taxotere®	45	-22.4%	137	-18.5%
Eloxatin®	43	-24.1%	129	-19.5%
Mozobil®	39	+8.3%	111	+7.6%
Zaltrap®	16	-10.5%	50	-13.6%
Total Oncology	363	-2.4%	1,084	-1.6%

In the Third quarter, Oncology sales decreased 2.4% to €363 million, reflecting lower sales of Taxotere® and Eloxatin®. Year-to-date sales of Oncology were €1,084 million, down 1.6%.

Sales of Jevtana® increased 12.8% to €88 million in the third quarter led by the U.S. (up 21.9% to €38 million) and Japan. Year-to-date sales of Jevtana® were up 12.7% to €266 million.

Third-quarter Thymoglobulin® sales increased 12.7% to €70 million supported by sales in China. Year-to-date sales of Thymoglobulin® were up 11.2% to €204 million.

Third-quarter sales of Eloxatin® were down 24.1% to €43 million reflecting generic competition in Canada. Over the same period, sales of Taxotere® (docetaxel) decreased 22.4% (to €45 million) due to generic competition in Japan. Year-to-date sales of Taxotere® and Eloxatin® were down 18.5% (€137 million) and down 19.5% (€129 million), respectively.

Diabetes franchise

Net sales (€ million)	Q3 2016	Change (CER)	9M 2016	Change (CER)
Lantus®	1,391	-9.8%	4,251	-10.7%
Toujeo®	167	265.2%	411	ns
Total glargine	1,558	-1.9%	4,662	-3.5%
Amaryl®	92	+1.1%	273	-4.7%
Apidra®	94	+6.8%	272	+2.2%
Insuman®	32	-8.3%	98	0.0%
BGM (Blood Glucose Monitoring)	16	+6.7%	50	+6.4%
Lyxumia®	9	-11.1%	26	-3.7%
Total Diabetes	1,805	-1.5%	5,396	-3.0	%(a)

(a)	Excluding Venezuela: -2.3%;

In the third quarter, Diabetes franchise sales were down 1.5% to €1,805 million, reflecting lower sales of Lantus® in the U.S. Third-quarter U.S. Diabetes sales were down 5.4% to €1,013 million. Outside the U.S., sales were €792 million, an increase of 3.9% driven by Emerging Markets (up 13.6% to €341 million). Sales in Europe were €325 million, a decrease of 0.6%. In Europe, sales of Toujeo® offset lower sales of Lantus®. Year-to-date sales for the Diabetes franchise were €5,396 million, down 3.0%.

Third-quarter sales of Sanofi’s glargine (Lantus® and Toujeo®) were €1,558 million, down 1.9%. In the U.S., Sanofi’s glargine sales of €980 million were down 5.1%. In Europe, sales of Sanofi’s glargine increased 0.4% to €248 million despite the launch of a biosimilar glargine in several European markets. Year-to-date sales of Sanofi’s glargine were €4,662 million, down 3.5%.

Over the quarter, sales of Lantus® were €1,391 million down 9.8%. In the U.S., as anticipated, sales of Lantus® decreased 13.5% to €858 million mainly reflecting lower average net price and patients switching to Toujeo®. In Europe, third-quarter Lantus® sales were €215 million (down 11.0%) while in Emerging Markets, sales were €232 million (up 13.4%) driven by China and Russia. Year-to-date sales of Lantus® were €4,251 million, down 10.7%.

Third-quarter sales of Toujeo® were €167 million of which €122 million were recorded in the U.S. and €33 million were from Europe. The global roll-out of this product continues and Sanofi expects Toujeo® to be available in over 40 countries by the end of 2016. In Japan, the two-week prescription limit was lifted in September 2016, resulting in a significant increase in market share (9.2% the second week of October- IMS Market Share of the Basal insulin market in International Units). Year-to-date sales of Toujeo® were €411 million.

Sales of Amaryl® were €92 million, up 1.1% in the third quarter, of which €74 million were generated in Emerging Markets (up 6.8%). Year-to-date sales of Amaryl® were €273 million, down 4.7%.

Third-quarter sales of Apidra® were up 6.8% to €94 million, reflecting lower sales in the U.S. (down 8.8% to €31 million), which were more than offset by the performance in Emerging Markets (up 33.3% to €19 million) and Europe (up 10.0% to €32 million). Year-to-date sales of Apidra® increased 2.2% to €272 million.

Sanofi has recently been informed by U.S. payers of the 2017 formulary status for its products. Despite the anticipated introduction of biosimilar glargine, Lantus® and Toujeo® remain competitively positioned on the vast majority of formularies in the U.S. Given the recent performance of our diabetes franchise in the EU and Emerging Markets, as well as the aforementioned coverage in the U.S., Sanofi continues to expect global diabetes sales over the period from 2015 to 2018 to decline at an average annualized rate of between 4% and 8% at CER.

Cardiovascular franchise

Praluent® (alirocumab, collaboration with Regeneron) was launched in the U.S. and in a number of European markets in 2015 and 2016. Third-quarter sales of Praluent® were €35 million of which €28 million were in the U.S. and €6 million in Europe. Praluent® was launched in Japan in July. Year-to-date sales of Praluent® were €68 million reflecting significant payer utilization management restrictions in the U.S. and limited market access in Europe.

Third-quarter sales and first nine-month sales of Multaq® were €89 million (up 3.5%) and €259 million (up 1.6%), respectively. In August 2016, the District Court of Delaware ruled in favor of Sanofi in the Multaq® patent litigation holding that the defendants infringe both of the patents at suit; the ‘800 Formulation patent and the 167 Method of Use patent, expiring in 2018 and 2029, respectively. Both defendants appealed that ruling in September.

Established Rx Products

Net sales (€ million)	Q3 2016	Change (CER)		9M 2016	Change (CER)
Plavix®	401	-9.9%		1,181	-18.5	%(b)
Lovenox®	404	-4.0%		1,222	-2.5	%(c)
Renvela®/Renagel®	245	+2.9%		687	-0.6%
Aprovel®/Avapro®	174	+7.2%		518	-8.4	%(d)
Synvisc® /Synvisc-One®	100	+4.2%		297	+1.3%
Myslee®/Ambien®/Stilnox®	77	+1.4%		225	+0.5%
Allegra®	31	-18.2%		145	-10.0%
Other	1,103	-12.7%		3,468	-9.3	%(e)
Total Established Rx Products	2,535	-7.4	%(a)	7,743	-8.5	%(f)

(a)	Excluding Venezuela: -6.9%; (b) Excluding Venezuela: -16.3%; (c) Excluding Venezuela: -1.7%; (d) Excluding Venezuela: -0.4%; (e) Excluding Venezuela: -6.5%; (f) Excluding Venezuela: -6.1%;

Third-quarter sales of Established Rx Products decreased 7.4% to €2,535 million, reflecting generic competition to Plavix® in Japan, the impact of the termination of Auvi-Q® commercialization in the U.S. and lower sales in Venezuela. Excluding Venezuela and Auvi-Q®, sales of Established Rx Products were down 4.8%. In Emerging Markets, sales of Established Rx Products were €948 million, up 1.7% (up 3.4% excluding Venezuela). In the U.S., sales of Established Rx Products were down 13.2% (to €375 million). Excluding Auvi-Q®, sales of Established Rx Products were down 0.5% in the U.S. In Europe, sales of Established Rx Products decreased 7.6% to €856 million. Year-to-date sales of Established Rx Products decreased 8.5% to €7,743 million and 6.1% excluding Venezuela.

In the third quarter, sales of Lovenox® decreased 4.0% to €404 million reflecting generic competition in the U.S. (down 25.0% to € 12 million) and lower sales in Europe (down 2.3% to €248 million) and in Emerging Markets (down 3.1% to €120 million). In September, two enoxaparin biosimilars were approved in the European Union. Year-to-date sales of Lovenox® were €1,222 million down 2.5%.

Third-quarter sales of Plavix® decreased 9.9% to €401 million due to generic competition in Japan that started in June 2015 (sales in Japan were down 48.3% to €88 million), which was partially offset by the growth in China (up 18.1% to €190 million). Year-to-date sales of Plavix® decreased 18.5% to €1,181 million (16.3% excluding Venezuela).

Sales of Renvela®/Renagel® were up 2.9% to €245 million in the third quarter driven by the U.S. (€206 million, up 8.4%). In Europe, sales of Renvela®/Renagel® were down 27.6% to €20 million due to generics competition. Sanofi now expects generic competition in the U.S. in the first half of 2017. Year-to-date sales of Renvela®/Renagel® decreased 0.6% to €687 million.

Sales of Aprovel®/Avapro® increased 7.2% to €174 million in the third quarter. Year-to-date sales of Aprovel®/Avapro® decreased 8.4% to €518 million (stable excluding Venezuela).

In the third quarter and the first nine months of 2015, sales of Auvi-Q® and Allerject® were €61 million and €113 million, respectively. Sanofi no longer commercializes this product and no sales were recorded in 2016.

Consumer Healthcare

Net sales (€ million)	Q3 2016	Change (CER)		9M 2016	Change (CER)
Allegra®	94	+3.3%		331	-2.9%
Doliprane®	69	+7.7%		223	+2.3%
Enterogermina®	38	+18.2%		123	+2.4%
Essentiale®	29	-30.4%		100	-22.0%
Nasacort®	23	-14.8%		91	-8.9%
Lactacyd®	20	-23.1%		61	-29.8%
Maalox®	18	-9.5%		63	-10.7%
No Spa®	22	4.5%		62	+3.0%
Magne B6®	19	-9.5%		55	-6.5%
Dorflex®	21	-4.8%		55	-3.1%
Other CHC Products	438	+0.9%		1,332	+0.3%
Total Consumer Healthcare	791	-1.2	%(a)	2,496	-2.9	%(b)

(a)	Excluding Venezuela: -1.0%; (b) Excluding Venezuela: +0.7%;

In the third-quarter, Consumer Healthcare (CHC) sales were €791 million, down 1.2%. Excluding Venezuela and the divestiture of smaller products, CHC sales decreased 0.1% impacted by Russia. Third-quarter sales of CHC in the U.S. increased 3.3% to €216 million. This was driven by a solid performance across the portfolio partially offset by Allegra® (up 1.9% to €54 million) and Nasacort® (down 20.8% to €19 million), which were both impacted by a mild U.S. allergy season. In addition, Nasacort® is facing an increasingly competitive environment.

In Emerging Markets, sales were down 4.7% to €312 million (down 4.1% excluding Venezuela) reflecting lower sales in Russia. In Russia, sales were significantly impacted by the challenging local economic situation. In the quarter, sales in Europe decreased 1.5% to €195 million reflecting the divestitures of small products and the solid performance of Doliprane® (up 9.4% to €58 million). Year-to-date sales of CHC reached €2,496 million, down 2.9% (up 2.3% excluding Venezuela and the divestiture of several small products).

Sanofi continues to expect the exchange of Sanofi’s animal health business with Boehringer Ingelheim’s consumer healthcare business (initiated in December 2015 and signed in June 2016) to close around year-end 2016, subject to approval by regulatory authorities in different territories.

Generics

Third-quarter sales of Generics increased 1.3% to €453 million (up 2.2% excluding Venezuela) driven by the U.S. (up 8.3% to €38 million) and Europe (up 2.0% to €197 million), which more than offset the slight decrease in Emerging Markets (down 0.5% to €196 million). Year-to-date sales of Generics were up 0.8% to €1,386 million (up 3.0% excluding Venezuela).

As announced in our 2020 strategic roadmap, Sanofi has carefully reviewed all options and has decided to initiate a carve-out process in order to divest its Generics business in Europe. Sanofi will be looking for a potential acquirer that will leverage the mid and long-term sustainable growth opportunities for this business. Sanofi confirms its commitment to its Generics business in other parts of the world and will further focus on the Emerging Markets in order to develop its business in those countries.

Vaccines

Net sales (€ million)	Q3 2016	Change (CER)	9M 2016	Change (CER)
Polio/Pertussis/Hib vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	324	-0.3%	951	+10.7%
Meningitis/Pneumonia vaccines (incl. Menactra®)	254	-1.5%	515	+4.2%
Adult Booster vaccines (incl. Adacel ®)	104	-21.1%	288	-15.6%
Influenza vaccines (incl. Vaxigrip® and Fluzone®)	989	+34.6%	1,105	+28.0%
Travel and other endemic vaccines	77	-18.8%	261	-2.5%
Dengvaxia®	30	—	50
Other vaccines	25	-24.1%	55	-30.8%
Total Vaccines (consolidated sales)	1,803	+14.4%	3,225	+11.0	%*(a)

*	Comparability based on the new presentation of VaxServe sales (see below) (a) Excluding Venezuela: +11.3%;

VaxServe sales

VaxServe is a U.S. entity of the Vaccines segment. VaxServe activities include products distribution in the U.S. in channels that are not the primary focus of Sanofi Pasteur. VaxServe complements its Sanofi Pasteur products offering by distributing vaccines and other products from third party manufacturers. All VaxServe sales were reported on the line Net sales in the past.

In order to provide more relevant published information, VaxServe sales of non-Sanofi products are reported in the line Other revenues in the income statement from January 1, 2016. Accordingly, prior period comparative net sales have been reclassified to the line Other revenues.

The 2015 quarterly and full-year 2015 business P&L as well as sales of GBUs and franchises by geographic region reflecting this reclassification are available on the Investors section of Sanofi’s website.

In the third quarter of 2015 and in full-year 2015, sales of VaxServe(8) of non-Sanofi products were €136 million and €482 million, respectively.

Vaccines

In the third quarter, consolidated Vaccines sales increased 14.4% to €1,803 million driven by the U.S (up 19.1% to €1,261 million) supported by the flu vaccines franchise. In Emerging Markets sales of vaccines increased 6.6% driven by the solid performance of our AcXim family (excluding China) and the launch of Dengvaxia® partially offset by a local market disruption in China. Year-to-date sales of Sanofi Pasteur were up 11.0% to €3,225 million.

Third quarter sales of Polio/Pertussis/Hib Vaccines were down slightly (0.3%) to €324 million. In Emerging Markets, sales of the franchise decreased 2.2% to €170 million impacted by the local market disruption in China resulting in lower sales of Pentaxim® and Polio vaccines and offsetting the growth of Pentaxim® and Hexaxim® in other regions. In the U.S., sales of Polio/Pertussis/Hib Vaccines decreased 8.0% to €91 million reflecting lower sales of Pentacel® (down 18.9% to €61 million). As previously communicated, Sanofi Pasteur is experiencing Pentacel® manufacturing delays and supply is expected to improve by late fourth quarter 2016. Year-to-date sales of Polio/Pertussis/Hib vaccines were up 10.7% to €951 million.

Dengvaxia®, the world’s first dengue vaccine is now approved in 13 countries (Bolivia, Brazil, Cambodia, Costa Rica, El Salvador, Guatemala, Indonesia, Mexico, Paraguay, Peru, the Philippines, Thailand, and Singapore). In the third quarter of 2016, sales of Dengvaxia® were €30 million reflecting the second shipment for the public dengue immunization program in the Philippines, the first dose of the public vaccination program in Paraná State in Brazil, as well as sales on the private market. Year-to-date sales of Dengvaxia® were €50 million.

Sales of Influenza vaccines increased 34.6% to €989 million in the third quarter, driven by the U.S. (up 45.0% to €834 million) reflecting favorable phasing as well as Sanofi Pasteur’s strategy to offer differentiated influenza vaccines. Year-to-date sales of Influenza vaccines were up 28.0% to €1,105 million.

Third-quarter Menactra® sales were up 1.7% to €242 million, of which €219 million was generated in the U.S (down 1.3%). Year-to-date sales of Menactra® increased 5.7% to €479 million.

Adult Booster vaccines sales decreased 21.1% to €104 million in the third quarter, impacted by increased competitive pressure in the U.S. towards Adacel® and a contraction of the U.S. Tdap (Tetanus, Diphtheria, acellular Pertussis) market. Year-to-date sales of Adult Booster vaccines decreased 15.6% to €288 million.

(8) Sales of VaxServe in Q3 2016 and in the first nine month of 2016 are provided in the Financial Results

Third-quarter sales of Travel and other endemic vaccines were €77 million, down 18.8% due to a supply constraint for rabies and hepatitis A vaccines. Year-to-date sales of Travel and other endemic vaccines decreased 2.5% to €261 million.

Sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, increased 5.2% (on a reported basis) to €299 million driven by Hexyon® (pediatric hexavalent vaccine) and Gardasil®. Year-to-date sales of Sanofi Pasteur MSD were up 9.4% (on a reported basis) to €639 million. In March, Sanofi Pasteur and Merck announced their intent to end their joint vaccines operations in Europe, Sanofi Pasteur MSD, to pursue their own distinct growth strategies in Europe. Sanofi Pasteur and Merck expect the separation to be completed by the end of 2016, subject to local labor laws and regulations as well as regulatory approvals.

Animal Health(9)

Net sales (€ million)	Q3 2016	Change (CER)	9M 2016	Change (CER)
Companion Animal	400	+0.7%	1,422	+10.1%
Production Animal	224	+10.2%	687	+10.8%
Total Animal Health	624	+4.0%	2,109	+10.3%
of which vaccines	202	+3.0%	619	+8.5%
of which fipronil products	112	-17.4%	462	-10.1%
of which avermectin products	111	-4.3%	423	+6.2%

In the third quarter, Animal Health sales increased 4.0% to €624 million driven by strong performance of Ruminant business in the U.S. and NexGard®. Year-to-date sales of Animal Health were up 10.3% to €2,109 million.

Third-quarter sales of the Companion Animals segment were up 0.7% to €400 million reflecting the strong performance of NexGard® (Merial’s next generation flea and tick products for dogs in the U.S.) and NexGard® Spectra as well as lower sales of the Frontline® family of products and HeartGard® mostly linked to phasing of promotional activities. Year-to-date sales of the Companion Animals segment were up 10.1% to €1,422 million.

Sales of the Production Animals segment were up 10.2% to €224 million in the third quarter due to strong performance of Ruminant business in the U.S. Year-to-date sales of the Production Animals segment were up 10.8% to €687 million.

Aggregate Company sales by geographic region

Aggregate Sanofi sales (€ million)	Q3 2016	Change (CER)	9M 2016	Change (CER)
United States	4,001	+7.0%	10,085	+3.5%
Emerging Markets(a)	2,548	+5.6%	7,455	+3.0%
of which Latin America	714	+8.5%	1,983	-8.5%
of which Asia	853	+4.0%	2,490	+8.0%
of which Africa, Middle East and South Asia(b)	699	+8.1%	2,103	+10.0%
of which Eurasia(c)	251	-1.1%	780	+4.4%
Europe(d)	2,264	-0.5%	6,996	+1.5%
Rest of the World(e)	839	-12.2%	2,527	-12.6%
of which Japan	421	-21.4%	1,314	-23.9%
Total Aggregate Sanofi sales	9,652	+3.0%	27,063	+1.2%

(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	India, Pakistan, Bangladesh, Sri Lanka
(c)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(d)	Western Europe + Eastern Europe except Eurasia
(e)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

Third-quarter Aggregate sales in the U.S. grew 7.0% to €4,001 million driven mainly by double digit growth of the multiple sclerosis franchise (up 54.0%), rare disease franchise (up 10.7%) and Vaccines (up 19.1%). The U.S. sales performance also included lower sales of the diabetes franchise (down 5.4%), and the withdrawal of Auvi-Q® from the market in the fourth quarter of 2015. Year-to-date sales in the U.S. increased 3.5% to €10,085 million.

(9) Merial is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations). As of September 30,2016, Sanofi continues to report the performance of Merial, which remained an operating segment consistent with IFRS 8.

Aggregate sales in Emerging Markets increased 5.6% to €2,548 million in the third quarter (up 6.6% excluding Venezuela) driven by Rare Disease (up 41.5%), Diabetes (up 13.6%) and Animal Health (up 13.3%). In the Asia region, Aggregate sales grew 4.0% to €853 million in the third quarter reflecting lower sales in China (down 1.5% to €551 million), where the local vaccines market disruption offset the strong performance of Pharmaceuticals (up 13.6%). In Latin America, third-quarter Aggregate sales increased 8.5% to €714 million (up 12.3% excluding Venezuela) driven by sales in Argentina, Mexico and Brazil. Aggregate sales in Brazil increased 4.4% to €302 million driven by the strong performance of rare diseases and the contribution of Dengvaxia®. Aggregate sales in the Eurasia region were down 1.1% to €251 million reflecting lower sales in Russia (down 18.2% to €110 million) despite strong performance in Turkey. Sales in Russia were impacted by lower CHC sales which more than offset the strong performance of diabetes and Established products. In Africa, the Middle-East and South Asia, Aggregate sales were up 8.1% to €699 million sustained by Middle-East (up 10.1%) and India. Year-to-date sales in Emerging Markets increased 3.0% to €7,455 million. Excluding Venezuela, Aggregate year-to-date sales in Emerging Markets grew 8.7%.

Third-quarter Aggregate sales in Europe decreased 0.5% to €2,264 million. The performance of Multiple Sclerosis (up 53.3%) and Rare Disease (up 8.3%) were offset by lower sales of Established products (-7.6%). In Europe, year-to-date sales increased 1.5% to €6,996 million.

Aggregate third-quarter sales in Japan decreased 21.4% to €421 million, impacted by generic Plavix® competition (down 48.3%). In Japan, year-to-date sales decreased 23.9% to €1,314 million.

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the second quarter results on July 29, 2016 include the following:

•	In September, the U.S. Food and Drug Administration (FDA) accepted for priority review the Biologics License Application (BLA) for Dupixent® (dupilumab) for the treatment of adult patients with inadequately controlled moderate-to-severe atopic dermatitis. The application has been given a Prescription Drug User Fee Act (PDUFA) target action date of March 29, 2017. Furthermore, in October the FDA granted breakthrough designation status for Dupilumab in atopic dermatitis ages 12-18 moderate to severe patients and ages 6-11 for severe patients.

•	In September, the Marketing Authorization Application of SAR342434 (insulin lispro) was accepted for review in the European Union for the treatment of diabetes.

•	In August, Sanofi submitted updated information on the pen delivery device as part of the New Drug Application (NDA) for iGlarLixi (also known as LixiLan, the investigational once-daily fixed-ratio combination of basal insulin glargine and GLP-1 receptor agonist lixisenatide) for the treatment of adults with type 2 diabetes. The additional information, submitted at FDA’s request, constitutes a Major Amendment to the NDA, resulting in an extension of the Prescription Drug User Fee Act goal date by three months, to late November 2016.

•	In July, the sarilumab Marketing Authorization Application was accepted for review by the European Medicines Agency.

•	Manufacturing deficiencies have been raised by the FDA during a routine Current Good Manufacturing Practice (CGMP) inspection of a Sanofi manufacturing facility, which conducts “fill and finish” activities. Sanofi has provided comprehensive responses to the FDA for the cited deficiencies. Given that the CGMP status of this facility is still under review by the FDA, it is unclear whether this situation will impact the approval for sarilumab on its PDUFA date of October 30, 2016.

At the end of October 2016, the R&D pipeline contained 43 pharmaceutical new molecular entities (excluding Life Cycle Management) and vaccine candidates in clinical development of which 12 are in Phase III or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase III:

•	In October, detailed results from LIBERTY AD SOLO 1 and SOLO 2, two placebo-controlled Phase 3 studies evaluating Dupixent® (dupilumab) in adult patients with inadequately controlled moderate-to-severe atopic dermatitis were presented at the Annual European Academy of Dermatology and Venereology (EADV) Congress and published in The New England Journal of Medicine (NEJM).

•	Positive new six-year investigational data from the extension study of Lemtrada® (alemtuzumab) in patients with relapsing remitting multiple sclerosis (RRMS) were presented in September at the Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS).

•	A new post-hoc analysis of data from the LixiLan-L pivotal Phase III clinical trial was presented at the European Association for the Study of Diabetes (EASD) and found that more patients who received iGlarLixi (the fixed-ratio combination of insulin glargine and GLP-1 receptor agonist lixisenatide) reached their daily post-prandial glucose target than those who received only insulin glargine. IGlarLixi is currently under review in the United States and Europe.

•	Detailed positive results from ODYSSEY ESCAPE, a Phase III trial which evaluated Praluent® (alirocumab) injection in patients with an inherited form of high cholesterol known as heterozygous familial hypercholesterolemia (HeFH) who require regular apheresis treatment were presented at the ESC Congress.

•	In October, Alnylam announced the development discontinuation of revusiran, an investigational RNA interference therapeutic that was being developed for the treatment of hereditary ATTR amyloidosis with cardiomyopathy.

Phase II:

•	GZ389988, a TRKA antagonist, entered Phase IIa in osteoarthritis.

Phase I:

•	SAR440340, a monoclonal antibody (alliance with Regeneron), entered Phase I in immuno-inflammation therapeutic area.

•	SAR247799, a S1P1 agonist entered Phase I in the cardiovascular portfolio.

•	It has been decided not to pursue the development of SAR366234, an EP2 receptor agonist.

Collaboration

•	In September, Sanofi and Verily Life Sciences LLC, (formerly Google Life Sciences), an Alphabet company, announced the launch of Onduo, a joint venture created through Sanofi and Verily’s diabetes-focused collaboration. Onduo’s mission is to help people with diabetes live full, healthy lives by developing comprehensive solutions that combine devices, software, medicine, and professional care to enable simple and intelligent disease management.

2016 third-quarter and first nine months Aggregate financial results(10)

Business Net Income(10)

In the third quarter of 2016, Sanofi generated Aggregate sales of €9,652 million, an increase of 2.1% (up 3.0% at CER). Year-to-date Aggregate sales were €27,063 million, down 1.3% (up 1.2% at CER).

Aggregate other revenues increased 22.7% to €276 million and include VaxServe sales of non-Sanofi products (up 38.2% to €188 million) following the change in presentation as of January 1, 2016(11). Year-to-date Aggregate other revenues increased 1.0% to €604 million of which €360 million were generated by VaxServe (up 4.0%)

Third-quarter Aggregate gross profit increased 3.8% to €6,933 million and 4.6% at CER. The Aggregate gross margin ratio improved by 1.1 percentage points to 71.8% versus the third quarter of 2015. The positive impact from the multiple sclerosis and rare disease franchises, pharmaceuticals in China and industrial productivity largely offset the negative impact of U.S. Diabetes, and Plavix® generic competition in Japan. Sanofi now expects its 2016 Aggregate gross margin ratio to be around 70% at CER. Year-to-date Aggregate gross margin ratio improved by 0.6 percentage points to 71.0% versus the first nine months of 2015.

Aggregate Research and Development expenses decreased 6.5% to €1,267 million, (down 6.4% at CER) in the third quarter. This decrease reflected lower spend on Praluent and dupilumab combined with cost containment actions. In the first nine months of 2016, the ratio of Aggregate R&D to Aggregate sales was 0.3 percentage points higher at 14.3% compared to the same period of 2015.

Aggregate selling general and administrative expenses (SG&A) increased 1.1% to €2,489 million in the third quarter. At CER, Aggregate SG&A was up 1.8% mainly reflecting pre-launch costs for sarilumab and dupilumab and the costs related to an earlier Flu campaign in the U.S. General & Administrative expenses decreased 2.4% at CER largely due to cost savings initiatives. The ratio of Aggregate SG&A to Aggregate sales decreased 0.2 percentage points to 25.8% compared with the third quarter of 2015. In the first nine months of 2016, the ratio of Aggregate selling and general expenses to Aggregate sales was 0.4 percentage points higher at 27.9% compared with the first nine months of 2015.

Third-quarter Aggregate other current operating income net of expenses was -€121 million versus -€136 million for the same period of 2015. In the third quarter of 2016, this line included a charge of €90 million related to a settlement of a litigation related to Cipro® generic. In the first nine months of 2016, other current operating income net of expenses was -€65 million versus -€223 million for the same period of 2015.

The Aggregate share of profits from associates was €72 million in the third quarter. The Aggregate share of profits from associates included Sanofi’s share in Regeneron profit as well as Sanofi’s share of profit in Sanofi Pasteur MSD (the Vaccines joint venture with Merck & Co. in Europe). In the first nine months of 2016, the share of profits from associates was €125 million versus €139 million for the same period of 2015.

Aggregate non-controlling interests were -€31 million in the third quarter versus -€25 million in the third quarter of 2015. In the first nine months of 2016, non-controlling interests were -€81 million versus -€87 million for the same period of 2015.

Third-quarter Aggregate business operating income was up 11.3% to €3,097 million. At CER, Aggregate business operating income increased 12.8%. The ratio of Aggregate business operating income to Aggregate net sales increased 2.7 percentage points to 32.1% versus the same period of 2015. Year-to-date Aggregate business operating income increased 0.2% to €7,766 million (or up 3.6% at CER). In the first nine months of 2016, the ratio of Aggregate business operating income to Aggregate sales increased 0.5 percentage points to 28.7%.

Net Aggregate financial expenses were €84 million in the third quarter versus €105 million in the third quarter of 2015 reflecting lower cost of debt. Year-to-date net financial expenses were €278 million versus €314 million for the same period of 2015.

Third-quarter effective tax rate (including Animal Health) was 24.0% compared with 22.2% in the same periods of 2015. Year-to-date effective tax rate was 24.0% stable versus the same period of 2015.

Third-quarter business net income(10) increased 9.7% to €2,300 million (up 11.1% at CER). The ratio of business net income to Aggregate sales was 23.8%, an increase of 1.6 percentage points compared with the third quarter of 2015. Year-to-date business net income increased 0.7% to €5,702 million, (up 4.1% at CER). The ratio of business net income to net sales increased 0.5 percentage points to 21.1% compared to the first nine months of 2015.

(10) See Appendix 4 for 2016 third-quarter and 2016 first nine months Consolidated income statement; see Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported. (11) See page 7, chapter on Vaccines

In the third quarter of 2016, business earnings per share(10) (EPS) increased 11.2% to €1.79 on a reported basis and 12.4% at CER. The average number of shares outstanding was 1,288.5 million in the third quarter of 2016 versus 1,305.5 million in the third quarter of 2015. In the first nine months of 2016, business earnings per share(10) was €4.43, up 2.3% on a reported basis and up 5.8% at CER. The average number of shares outstanding was 1,287.9 million in the first nine months of 2016 versus 1,306.6 million in the first nine months of 2015.

2016 guidance

Given the performance in the first nine months, Sanofi now expects 2016 Business EPS(2) to grow between 3% and 5% at CER, barring unforeseen major adverse events. In addition, the currency impact on 2016 full-year business EPS is estimated to be around -4%, applying September 2016 average rates to the fourth quarter of 2016.

From business net income to IFRS net income reported (see Appendix 3)

In the first nine months of 2016, the main reconciling items between business net income and IFRS net income reported were:

•	A €1,280 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €379 million and Genzyme: €647 million) and to acquired intangible assets (licenses/products: €104 million). A €403 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €103 million and, Genzyme: €216 million), and to acquired intangible assets (licenses/products: €36 million) was booked in the third quarter. These items have no cash impact on the Company.

•	An impairment of intangible assets of €73 million (of which €22 recorded in the third quarter linked to revusiran). This item has no cash impact on the Company.

•	An impairment of €161 million related to Alnylam investment for the difference between historical cost and market value based on the stock price as of September 30, 2016. On October 5, 2016, Alnylam announced the decision to end revusiran development program. As a consequence, the Alnylam stock price dropped by 48% on October 6, 2016.

•	A charge of €94 million (of which €27 million in the third quarter) reflecting an increase of Bayer contingent considerations linked to Lemtrada® (charge of €61 million, of which €20 million on the third quarter) and CVR fair value adjustment (charge of €34 million, of which €7 million on the third quarter).

•	Restructuring costs and similar items of €690 million (including €63 million in the third quarter) mainly related to transformation in Europe and North America.

•	A €746 million tax effect arising from the items listed above, comprising €450 million of deferred taxes generated by amortization charged against intangible assets, €234 million associated with restructuring costs (and similar items), €23 million associated with impairment of intangible assets and €23 million associated with fair value remeasurement of contingent consideration liabilities. The third quarter tax effect was €198 million, including €143 million of deferred taxes generated by amortization charged against intangible assets, €24 million associated with restructuring costs (and similar items), a charge of €7 million associated with impairment of intangible asset and €8 million associated with fair value remeasurement of contingent consideration liabilities (see Appendix 3).

•	In “Share of profits/losses from associates and joint-ventures”, an income of €18 million net of tax (which included a charge of €36 million related to third quarter of 2016), mainly relating to the share of fair-value re-measurement on assets and liabilities of associates and the share of amortization of intangible assets of acquired associates and joint-ventures. This item has no cash impact on the Company.

•	A tax of €113 million on dividends paid to shareholders of Sanofi.

(10) See Appendix 4 for 2016 third-quarter and 2016 first nine months Consolidated income statement; see Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported

•	In Animal Health items, a net expense of €99 million (which included a net expense of €86 million related to the third quarter of 2016), mainly relating to a tax expense arising from the preparation steps of the exchange transaction with Boehringer Ingelheim and to the change in deferred tax charge resulting from taxable temporary differences relating to investments in subsidiaries since it is likely that these differences will reverse.

Capital Allocation

In the first nine months of 2016, net cash generated by operating activities decreased 4.9% to €4,761 million after capital expenditures of €1,072 million and an increase in working capital of €862 million. This net cash flow has contributed to finance a share repurchase (€1,403 million), dividend paid by Sanofi (€3,759 million), acquisitions and partnerships net of disposals (€724 million) and restructuring costs and similar items (€513 million). As a consequence, net debt increased from €7,254 million at December 31, 2015 to €8,905 million at the end of September 2016 (amount net of €11,995 million cash and cash equivalents).

Taking into account the future cash flow outlook and expected closing of the asset swap with Boehringer Ingelheim around the end of 2016, the Company announced a share repurchase program of €3.5 billion that it will initiate in 2016 and complete by the end of 2017.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2016 third-quarter and 2016 first nine months net sales and Aggregate Company sales by GBU, by franchise, by geographic region and product

Appendix 2: Appendix 3:	2016 third-quarter and 2016 first nine months Business net income statement Reconciliation of Business net income to IFRS net income reported

Appendix 4	2016 third-quarter and 2016 first nine months Consolidated income statement

Appendix 5: Appendix 6: Appendix 7:	2016 currency sensitivity R&D pipeline Expected R&D milestones

Appendix 8:	Definitions of non-GAAP financial indicators

Appendix 1: 2016 third-quarter net sales and Aggregate Company sales by GBU, by franchise by geographic region and product

Q3 2016 net sales (€ million)	Total GBUs	% CER	%	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	326	48.2%	48.2%	75	41.5%	239	50.9%	12	37.5%	8	120.0%	334	49.8%	48.4%
Lemtrada	107	69.2%	64.6%	37	81.8%	64	66.7%	6	25.0%	5	66.7%	112	69.1%	64.7%
Total MS	433	53.0%	51.9%	112	53.3%	303	54.0%	18	33.3%	13	100.0%	446	54.3%	52.2%
Cerezyme	127	-8.0%	-7.3%	68	-1.4%	46	-18.2%	13	0.0%	56	26.9%	183	1.6%	-3.2%
Cerdelga	28	55.6%	55.6%	4	100.0%	23	43.8%	1	—	0	—	28	55.6%	55.6%
Myozyme	159	12.7%	12.0%	84	6.3%	61	19.6%	14	27.3%	26	40.0%	185	16.0%	14.2%
Fabrazyme	152	12.6%	12.6%	39	11.1%	86	14.5%	27	8.7%	24	108.3%	176	20.4%	19.7%
Aldurazyme	35	0.0%	2.9%	19	5.6%	10	11.1%	6	-28.6%	18	42.9%	53	12.5%	10.4%
Total Rare Disease	573	8.8%	9.4%	230	8.3%	258	10.7%	85	4.1%	135	41.5%	708	14.3%	12.4%
Taxotere	11	-57.1%	-47.6%	1	-100.0%	1	-50.0%	9	-55.6%	34	-2.7%	45	-22.4%	-22.4%
Jevtana	81	13.9%	12.5%	33	0.0%	38	21.9%	10	50.0%	7	0.0%	88	12.8%	12.8%
Eloxatine	7	-69.6%	-69.6%	1	0.0%	0	-100.0%	6	-71.4%	36	5.7%	43	-24.1%	-25.9%
Thymoglobulin	56	3.8%	5.7%	9	-10.0%	41	5.3%	6	20.0%	14	60.0%	70	12.7%	11.1%
Mozobil	37	15.2%	12.1%	11	20.0%	24	8.7%	2	—	2	-66.7%	39	8.3%	8.3%
Zaltrap	15	-11.1%	-16.7%	12	0.0%	4	0.0%	— 1	-100.0%	1	0.0%	16	-10.5%	-15.8%
Total Oncology	264	-4.7%	-5.4%	82	1.2%	147	5.0%	35	-36.8%	99	4.1%	363	-2.4%	-3.5%
Sanofi Genzyme (Specialty Care)	1,270	16.9%	16.7%	424	15.8%	708	24.3%	138	-9.8%	247	26.5%	1,517	18.5%	16.8%
Lantus	1,159	-13.5%	-13.8%	215	-11.0%	858	-13.5%	86	-19.4%	232	13.4%	1,391	-9.8%	-10.9%
Apidra	75	1.4%	2.7%	32	10.0%	31	-8.8%	12	11.1%	19	33.3%	94	6.8%	6.8%
Amaryl	18	-20.0%	-10.0%	5	-14.3%	1	0.0%	12	-25.0%	74	6.8%	92	1.1%	-1.1%
Insuman	21	-20.0%	-16.0%	20	-16.7%	1	0.0%	0	—	11	18.2%	32	-8.3%	-11.1%
Toujeo	164	258.7%	256.5%	33	466.7%	122	205.0%	9	—	3	—	167	265.2%	263.0%
Total Diabetes	1,464	-4.6%	-4.6%	325	-0.6%	1,013	-5.4%	126	-8.7%	341	13.6%	1,805	-1.5%	-2.5%
Multaq	87	2.4%	2.4%	11	0.0%	75	2.7%	1	0.0%	2	100.0%	89	3.5%	3.5%
Praluent	34	725.0%	750.0%	6	—	28	625.0%	0	—	1	—	35	750.0%	775.0%
Total Cardiovascular	121	34.8%	36.0%	17	54.5%	103	35.1%	1	-200.0%	3	200.0%	124	36.7%	37.8%
Diabetes & Cardiovascular	1,585	-2.5%	-2.4%	342	1.2%	1,116	-2.7%	127	-10.2%	344	14.2%	1,929	0.3%	-0.7%
Plavix	401	-9.9%	-10.1%	40	-11.1%	0	-100.0%	103	-43.7%	258	12.8%	401	-9.9%	-10.1%
Lovenox	404	-4.0%	-5.8%	248	-2.3%	12	-25.0%	24	-12.0%	120	-3.1%	404	-4.0%	-5.8%
Renagel / Renvela	245	2.9%	2.5%	20	-27.6%	206	8.4%	10	0.0%	9	-9.1%	245	2.9%	2.5%
Aprovel	174	7.2%	4.2%	32	-8.8%	5	25.0%	34	-2.9%	103	16.0%	174	7.2%	4.2%
Allegra	31	-18.2%	-6.1%	2	0.0%	0	—	29	-19.4%	0	—	31	-18.2%	-6.1%
Myslee / Ambien / Stilnox	77	1.4%	6.9%	11	-8.3%	21	33.3%	30	-12.9%	15	7.1%	77	1.4%	6.9%
Synvisc / Synvisc One	100	4.2%	4.2%	7	0.0%	78	4.0%	4	-25.0%	11	20.0%	100	4.2%	4.2%
Depakine	102	0.0%	-4.7%	40	-2.3%	0	—	3	-20.0%	59	3.4%	102	0.0%	-4.7%
Tritace	61	-1.5%	-6.2%	38	0.0%	0	—	1	-33.3%	22	0.0%	61	-1.5%	-6.2%
Lasix	37	0.0%	-2.6%	19	0.0%	0	—	5	-16.7%	13	7.7%	37	0.0%	-2.6%
Targocid	39	-7.1%	-7.1%	19	-4.8%	0	—	2	-100.0%	18	5.6%	39	-7.1%	-7.1%
Orudis	27	-18.8%	-15.6%	4	-20.0%	0	—	3	—	20	-22.2%	27	-18.8%	-15.6%
Cordarone	30	-9.4%	-6.3%	7	0.0%	0	—	8	-12.5%	15	-11.8%	30	-9.4%	-6.3%
Xatral	22	-8.3%	-8.3%	10	0.0%	0	—	0	-100.0%	12	-7.7%	22	-8.3%	-8.3%
Other Rx Drugs	785	-15.7%	-16.3%	359	-11.0%	53	-59.2%	100	-3.2%	273	-7.2%	785	-15.7%	-16.3%
Total Established Rx Products	2,535	-7.4%	-8.2%	856	-7.6%	375	-13.2%	356	-22.8%	948	1.7%	2,535	-7.4%	-8.2%
Consumer Healthcare	791	-1.2%	-2.8%	195	-1.5%	216	3.3%	68	3.0%	312	-4.7%	791	-1.2%	-2.8%
Generics	453	1.3%	0.2%	197	2.0%	38	8.3%	22	0.0%	196	-0.5%	453	1.3%	0.2%
Total Emerging Markets Specialty Care	247	26.5%	17.1%	0	—	0	—	0	—	247	26.5%	0
Total Emerging Markets Diabetes & Cardiovascular	344	14.2%	8.2%	0	—	0	—	0	—	344	14.2%	0.0%
General Medicines & Emerging Markets	4,370	-2.4%	-4.1%	1,248	-5.2%	629	-6.9%	446	-18.5%	2,047	4.9%	-7,846
	0			0		0		0		0		0
Total Pharmaceuticals	7,225	0.5%	-0.6%	2,014	-0.3%	2,453	2.5%	711	-15.5%	2,047	4.9%	7,225	0.5%	-0.6%
	0			0		0		0		0		0
Polio / Pertussis / Hib	324	-0.3%	-0.9%	23	20.0%	91	-8.0%	40	26.9%	170	-2.2%	324	-0.3%	-0.9%
Adult Booster Vaccines	104	-21.1%	-21.8%	11	-31.3%	75	-25.7%	6	40.0%	12	9.1%	104	-21.1%	-21.8%
Meningitis/Pneumonia	254	-1.5%	-2.3%	1	0.0%	221	-0.9%	4	150.0%	28	-15.2%	254	-1.5%	-2.3%
Influenza Vaccines	989	34.6%	34.4%	76	-5.0%	834	45.0%	12	-29.4%	67	7.9%	989	34.6%	34.4%
Travel And Other Endemics Vaccines	77	-18.8%	-19.8%	5	0.0%	22	-38.9%	12	0.0%	38	-9.3%	77	-18.8%	-19.8%
Dengue	30	—	—	0	—	0	—	0	—	30	—	30	—	—
Vaccines	1,803	14.4%	14.0%	119	-5.6%	1,261	19.1%	78	14.8%	345	6.6%	1,803	14.4%	14.0%
Total Group	9,028	3.0%	2.0%	2,133	-0.6%	3,714	7.6%	789	-13.3%	2,392	5.2%	9,028	3.0%	2.0%
Animal Health	624	4.0%	2.8%	131	1.5%	287	-0.3%	50	9.3%	156	13.3%	624	4.0%	2.8%
Total Aggregate(1) Group Sales	9,652	3.0%	2.1%	2,264	-0.5%	4,001	7.0%	839	-12.2%	2,548	5.6%	9,652	3.0%	2.1%

(1)	Including Animal Health business (See Appendix 8 for the definition of Aggregate Company sales) which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations);

Appendix 1: 2016 first-nine months net sales and Aggregate Company sales by GBU, by franchise by geographic region and product

First 9 months 2016 net sales (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	904	55.7%	55.1%	229	67.9%	643	52.1%	32	50.0%	24	93.8%	928	56.8%	54.9%
Lemtrada	295	94.2%	90.3%	112	88.7%	166	98.8%	17	88.9%	13	114.3%	308	95.1%	90.1%
Total MS	1,199	63.8%	62.5%	341	74.4%	809	59.8%	49	61.3%	37	100.0%	1,236	64.9%	62.4%
Cerezyme	382	-4.5%	-4.7%	210	0.5%	135	-12.3%	37	0.0%	182	25.0%	564	4.5%	-2.3%
Cerdelga	77	75.0%	75.0%	12	300.0%	62	51.2%	3	—	0	—	77	75.0%	75.0%
Myozyme	461	12.6%	11.9%	247	8.7%	174	16.0%	40	25.0%	72	14.1%	533	12.8%	10.4%
Fabrazyme	441	13.4%	13.7%	116	13.5%	250	12.6%	75	16.4%	51	28.3%	492	15.0%	13.4%
Aldurazyme	106	3.9%	3.9%	57	3.6%	31	6.9%	18	0.0%	45	15.9%	151	7.5%	3.4%
Total Rare Disease	1,681	9.9%	9.9%	694	10.0%	744	10.0%	243	9.4%	380	22.7%	2,061	12.4%	9.0%
Taxotere	39	-44.8%	-41.8%	3	-40.0%	3	-40.0%	33	-45.6%	98	-1.9%	137	-18.5%	-20.8%
Jevtana	248	13.8%	14.3%	104	-3.7%	113	23.9%	31	75.0%	18	0.0%	266	12.7%	12.2%
Eloxatine	27	-59.4%	-60.9%	3	0.0%	0	-100.0%	24	-60.3%	102	8.0%	129	-19.5%	-23.7%
Thymoglobulin	163	7.2%	7.2%	29	-3.3%	117	8.3%	17	21.4%	41	28.6%	204	11.2%	9.1%
Mozobil	105	11.5%	9.4%	32	10.0%	68	11.3%	5	25.0%	6	-33.3%	111	7.6%	5.7%
Zaltrap	47	-15.8%	-17.5%	36	-5.3%	11	-31.3%	0	-66.7%	3	50.0%	50	-13.6%	-15.3%
Total Oncology	804	-3.6%	-3.9%	248	-3.1%	432	6.9%	124	-28.9%	280	4.2%	1,084	-1.6%	-3.5%
Sanofi Genzyme (Specialty Care)	3,684	19.1%	18.7%	1,283	18.6%	1,985	25.1%	416	-2.6%	697	17.5%	4,381	18.8%	16.1%
Lantus	3,541	-14.0%	-14.3%	679	-7.9%	2,597	-15.7%	265	-11.0%	710	8.1%	4,251	-10.7%	-12.4%
Apidra	213	-4.5%	-4.1%	95	5.5%	86	-16.5%	32	7.1%	59	32.0%	272	2.2%	0.0%
Amaryl	54	-19.0%	-14.3%	21	10.0%	2	0.0%	31	-34.1%	219	-0.8%	273	-4.7%	-8.7%
Insuman	65	-12.2%	-12.2%	63	-12.5%	2	0.0%	0	—	33	31.0%	98	0.0%	-4.9%
Toujeo	407	519.7%	516.7%	79	1042.9%	306	429.3%	22	2100.0%	4	—	411	525.8%	522.7%
Total Diabetes	4,366	-5.5%	-5.8%	1,001	1.4%	2,996	-7.8%	369	-4.2%	1,030	8.1%	5,396	-3.0%	-4.9%
Multaq	254	1.2%	0.8%	34	6.3%	218	0.5%	2	0.0%	5	25.0%	259	1.6%	1.2%
Praluent	67	1575.0%	1575.0%	12	—	55	1300.0%	0	—	1	—	68	1600.0%	1600.0%
Total Cardiovascular	321	25.8%	25.4%	46	43.8%	273	24.0%	2	-33.3%	6	50.0%	327	26.2%	25.8%
Diabetes & Cardiovascular	4,687	-3.9%	-4.2%	1,047	2.7%	3,269	-5.8%	371	-4.5%	1,036	8.2%	5,723	-1.8%	-3.6%
Plavix	1,181	-18.5%	-19.9%	125	-10.7%	1	0.0%	314	-51.2%	741	6.4%	1,181	-18.5%	-19.9%
Lovenox	1,222	-2.5%	-6.0%	772	-1.0%	41	-30.5%	71	0.0%	338	-1.6%	1,222	-2.5%	-6.0%
Renagel / Renvela	687	-0.6%	-1.3%	63	-33.3%	570	7.7%	25	13.6%	29	-33.3%	687	-0.6%	-1.3%
Aprovel	518	-8.4%	-12.5%	98	-11.7%	11	-8.3%	95	-9.2%	314	-7.2%	518	-8.4%	-12.5%
Allegra	145	-10.0%	-3.3%	7	-11.1%	0	—	138	-9.9%	0	—	145	-10.0%	-3.3%
Myslee / Ambien / Stilnox	225	0.5%	1.8%	33	-5.7%	60	20.0%	90	-11.7%	42	9.5%	225	0.5%	1.8%
Synvisc / Synvisc One	297	1.3%	0.0%	24	0.0%	229	0.0%	11	-9.1%	33	15.6%	297	1.3%	0.0%
Depakine	308	1.9%	-3.4%	121	-1.6%	0	—	10	0.0%	177	4.4%	308	1.9%	-3.4%
Tritace	186	-8.1%	-11.4%	117	-3.3%	0	—	3	-40.0%	66	-13.3%	186	-8.1%	-11.4%
Lasix	114	-7.9%	-10.2%	57	-1.7%	0	-100.0%	17	-36.0%	40	4.8%	114	-7.9%	-10.2%
Targocid	114	-4.8%	-8.1%	58	-6.3%	0	—	5	-42.9%	51	1.9%	114	-4.8%	-8.1%
Orudis	77	-33.6%	-38.4%	13	-7.1%	0	—	5	33.3%	59	-38.9%	77	-33.6%	-38.4%
Cordarone	93	-4.0%	-6.1%	21	0.0%	0	—	23	-12.5%	49	-1.9%	93	-4.0%	-6.1%
Xatral	76	9.7%	5.6%	29	0.0%	0	—	2	-25.0%	45	20.5%	76	9.7%	5.6%
Other Rx Drugs	2,500	-10.5%	-13.0%	1,193	-5.6%	207	-39.2%	271	-11.1%	829	-6.7%	2,500	-10.5%	-13.0%
Total Established Rx Products	7,743	-8.5%	-10.8%	2,731	-5.3%	1,119	-8.4%	1,080	-27.3%	2,813	-2.9%	7,743	-8.5%	-10.8%
Consumer Healthcare	2,496	-2.9%	-7.0%	650	-3.0%	729	3.5%	205	11.1%	912	-9.3%	2,496	-2.9%	-7.0%
Generics	1,386	0.8%	-4.4%	610	1.3%	132	4.7%	68	-10.0%	576	0.8%	1,386	0.8%	-4.4%
Total Emerging Markets Specialty Care	697	17.5%	4.0%							697	17.5%
Total Emerging Markets Diabetes & Cardiovascular	1,036	8.2%	-0.9%							1,036	8.2%
General Medicines & Emerging Markets	13,358	-4.1%	-8.0%	3,991	-4.0%	1,980	-3.5%	1,353	-22.2%	6,034	0.2%
Total Pharmaceuticals	21,729	-0.9%	-3.5%	6,321	1.0%	7,234	1.8%	2,140	-16.2%	6,034	0.2%	21,729	-0.9%	-3.5%
Polio / Pertussis / Hib	951	10.7%	7.8%	81	43.9%	239	-21.8%	103	21.8%	528	27.0%	951	10.7%	7.8%
Adult Booster Vaccines	288	-15.6%	-16.8%	37	8.8%	202	-21.9%	19	25.0%	30	-11.1%	288	-15.6%	-16.8%
Meningitis/Pneumonia	515	4.2%	2.6%	4	100.0%	425	4.1%	12	116.7%	74	-6.0%	515	4.2%	2.6%
Influenza Vaccines	1,105	28.0%	26.7%	77	-4.9%	837	46.0%	32	3.1%	159	-9.2%	1,105	28.0%	26.7%
Travel And Other Endemics Vaccines	261	-2.5%	-5.1%	21	-8.3%	91	5.8%	35	-14.3%	114	-3.3%	261	-2.5%	-5.1%
Dengue	50	—	—	0	—	0	—	0	—	50	—	50	—	—
Vaccines	3,225	11.0%	9.1%	224	11.4%	1,836	8.5%	208	13.4%	957	15.3%	3,225	11.0%	9.1%
Total Group	24,954	0.5%	-2.1%	6,545	1.3%	9,070	3.1%	2,348	-14.2%	6,991	2.0%	24,954	0.5%	-2.1%
Animal Health	2,109	10.3%	7.8%	451	3.4%	1,015	8.1%	179	14.7%	464	21.1%	2,109	10.3%	7.8%
Total Aggregate(1) Group Sales	27,063	1.2%	-1.3%	6,996	1.5%	10,085	3.5%	2,527	-12.6%	7,455	3.0%	27,063	1.2%	-1.3%

(1)	Including Animal Health business (See Appendix 8 for the definition of Aggregate Company sales) which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations);

Appendix 2: 2016 Third-quarter and first nine months Business net income statement

Third Quarter 2016	Pharmaceuticals			Vaccines			Others		Total Group		Animal Health (1)			Total: aggregate basis (2)
€ million	Q3 2016	Q3 2015%		Q3 2016	Q3 2015%		Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015%		Q3 2016	Q3 2015%
Net sales	7,225	7,267	(0.6%)	1,803	1,581	14.0%	—	—	9,028	8,848	624	607	2.8%	9,652	9,455	2.1%
Other revenues (3)	69	68	1.5%	198	145	36.6%	—	—	267	213	9	12	(25.0%)	276	225	22.7%
Cost of sales	(1,996)	(2,151)	(7.2%)	(780)	(635)	22.8%	—	—	(2,776)	(2,786)	(219)	(212)	3.3%	(2,995)	(2,998)	(0.1%)
As % of net sales	(27.6%)	(29.6%)		(43.3%)	(40.2%)		—	—	(30.7%)	(31.5%)	(35.1%)	(34.9%)		(31.0%)	(31.7%)
Gross profit	5,298	5,184	2.2%	1,221	1,091	11.9%	—	—	6,519	6,275	414	407	1.7%	6,933	6,682	3.8%
As % of net sales	73.3%	71.3%		67.7%	69.0%		—	—	72.2%	70.9%	66.3%	67.1%		71.8%	70.7%
Research and development expenses	(1,080)	(1,173)	(7.9%)	(141)	(140)	0.7%	—	—	(1,221)	(1,313)	(46)	(42)	9.5%	(1,267)	(1,355)	(6.5%)
As % of net sales	(14.9%)	(16.1%)		(7.8%)	(8.9%)		—	—	(13.5%)	(14.8%)	(7.4%)	(6.9%)		(13.1%)	(14.3%)
Selling and general expenses	(2,081)	(2,070)	0.5%	(193)	(176)	9.7%	—	—	(2,274)	(2,246)	(215)	(215)	0.0%	(2,489)	(2,461)	1.1%
As % of net sales	(28.8%)	(28.5%)		(10.7%)	(11.1%)		—	—	(25.2%)	(25.4%)	(34.5%)	(35.4%)		(25.8%)	(26.0%)
Other current operating income /expenses	(83)	(128)		1	—		(37)	(12)	(119)	(140)	(2)	4		(121)	(136)
Share of profit/loss of associates* and joint ventures	44	57		27	20		—	—	71	77	1	1		72	78
Net income attributable to non-controlling interests	(31)	(24)		—	(1)		—	—	(31)	(25)	—	—		(31)	(25)
Business operating income	2,067	1,846	12.0%	915	794	15.2%	(37)	(12)	2,945	2,628	152	155	(1.9%)	3,097	2,783	11.3%
As % of net sales	28.6%	25.4%		50.7%	50.2%				32.6%	29.7%	24.4%	25.5%		32.1%	29.4%
											Financial income and expenses (4)			(84)	(105)
											Income tax expense (4)			(713)	(582)
											Tax rate**			24.0%	22.2%
											Business net income			2,300	2,096	9.7%
											As % of net sales			23.8%	22.2%
											Business earnings per share*** (in euros)			1.79	1.61	11.2%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,288.5 million in the third quarter of 2016 and 1,305.5 million in the third quarter of 2015.
(1)	Pursuant to IFRS 5 presentation requirement as “discontinued operations”, Animal Health business net result is reported on the single income statement line Net income from the held-for-exchange Animal Health business for 2016 and prior years. Until the closing of the transaction, Animal Health remains an operating segment of the Group.
(2)	Including Animal Health business which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current held for sale and discontinued operations). Additionally, Sanofi comments include Animal Health Business for every income statement line using “aggregate” wording.
(3)	As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.
(4)	Aggregate amount including Animal Health business.

Nine Months 2016	Pharmaceuticals			Vaccines			Others		Total Group		Animal Health (1)			Total: aggregate basis (2)
€ million	9M 2016	9M 2015%		9M 2016	9M 2015%		9M 2016	9M 2015	9M 2016	9M 2015	9M 2016	9M 2015%		9M 2016	9M 2015%
Net sales	21,729	22,522	(3.5%)	3,225	2,955	9.1%	—	—	24,954	25,477	2,109	1,956	7.8%	27,063	27,433	(1.3%)
Other revenues (3)	191	197	(3.0%)	386	369	4.6%	—	—	577	566	27	32	(15.6%)	604	598	1.0%
Cost of sales	(6,139)	(6,593)	(6.9%)	(1,607)	(1,461)	10.0%	—	—	(7,746)	(8,054)	(707)	(668)	5.8%	(8,453)	(8,722)	(3.1%)
As % of net sales	(28.3%)	(29.3%)		(49.8%)	(49.4%)		—	—	(31.0%)	(31.6%)	(33.5%)	(34.2%)		(31.2%)	(31.8%)
Gross profit	15,781	16,126	(2.1%)	2,004	1,863	7.6%	—	—	17,785	17,989	1,429	1,320	8.3%	19,214	19,309	(0.5%)
As % of net sale	72.6%	71.6%		62.1%	63.0%		—	—	71.3%	70.6%	67.8%	67.5%		71.0%	70.4%
Research and development expenses	(3,326)	(3,316)	0.3%	(409)	(402)	1.7%	—	—	(3,735)	(3,718)	(135)	(126)	7.1%	(3,870)	(3,844)	0.7%
As % of net sales	(15.3%)	(14.7%)		(12.7%)	(13.6%)		—	—	(15.0%)	(14.6%)	(6.4%)	(6.4%)		(14.3%)	(14.0%)
Selling and general expenses	(6,342)	(6,380)	(0.6%)	(541)	(520)	4.0%	—	—	(6,883)	(6,900)	(674)	(647)	4.2%	(7,557)	(7,547)	0.1%
As % of net sales	(29.2%)	(28.3%)		(16.8%)	(17.6%)		—	—	(27.6%)	(27.1%)	(32.0%)	(33.1%)		(27.9%)	(27.5%)
Other current operating income /expenses	27	(167)		—	2		(76)	(67)	(49)	(232)	(16)	9		(65)	(223)
Share of profit/loss of associates* and joint ventures	88	118		36	20		—	—	124	138	1	1		125	139
Net income attributable to non-controlling interests	(81)	(86)		—	(1)		—	—	(81)	(87)	—	—		(81)	(87)
Business operating income	6,147	6,295	(2.4%)	1,090	962	13.3%	(76)	(67)	7,161	7,190	605	557	8.6%	7,766	7,747	0.2%
As % of net sales	28.3%	28.0%		33.8%	32.6%				28.7%	28.2%	28.7%	28.5%		28.7%	28.2%
											Financial income and expenses (4)			(278)	(314)
											Income tax expense (4)			(1,786)	(1,771)
											Tax rate**			24.0%	24.0%
											Business net income			5,702	5,662	0.7%
											As % of net sales			21.1%	20.6%
											Business earnings per share*** (in euros)			4.43	4.33	2.3%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,287.9 million in the first nine months of 2016 and 1,306.6 million in the first nine months of 2015.
(1)	Pursuant to IFRS 5 presentation requirement as “discontinued operations”, Animal Health business net result is reported on the single income statement line Net income from the held-for-exchange Animal Health business for 2016 and prior years. Until the closing of the transaction, Animal Health remains an operating segment of the Group.
(2)	Including Animal Health business which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current held for sale and discontinued operations). Additionally, Sanofi comments include Animal Health Business for every income statement line using “aggregate” wording.
(3)	As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.
(4)	Aggregate amount including Animal Health business.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q3 2016 (1)	Q3 2015 (1)	Change
Business net income	2,300	2,096	9.7%
Amortization of intangible assets (2)	(403)	(454)
Impairment of intangible assets	(21)	(206)
Fair value remeasurement of contingent consideration liabilities	(27)	90
Restructuring costs and similar items	(63)	(56)
Other gains and losses, and litigation (3)	(161)	—
Tax effect of items listed above:	198	257
Amortization of intangible assets	143	158
Impairment of intangible assets	7	77
Fair value remeasurement of contingent consideration liabilities	8	7
Restructuring costs and similar items	24	15
Other gains and losses, and litigation (3)	16	—
Other tax items	—	—
Share of items listed above attributable to non-controlling interests	2	2
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(36)	(5)
Animal Health items (4)	(86)	(96)
Other Sanofi Pasteur MSD items (5)	(29)	—
Net income attributable to equity holders of Sanofi	1,674	1,628	2.8%
IFRS earnings per share (6) (in euros)	1.30	1.25

(1)	Animal Health reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €367 million in the third quarter of 2016 and €416 million in the third quarter of 2015.
(3)	Impairment loss of Alnylam investment for the difference between historical cost and market value based on the stock price as of September 30, 2016. On October 5, 2016, Alnylam announced the decision to end Revusiran development program. As a consequence, the stock price dropped by 48% on October 6, 2016.
(4)	Includes the following items: Impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment as well as tax effect of these items, and outside basis deferred tax impact.
(5)	Includes the following items: Impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccines operations in Europe, as well as outside basis deferred tax impact.
(6)	Based on an average number of shares outstanding of 1,288.5 million in the third quarter of 2016 and 1,305.5 million in the third quarter of 2015.

€ million	9M 2016 (1)	9M 2015 (1)	Change
Business net income	5,702	5,662	0.7%
Amortization of intangible assets (2)	(1,280)	(1,442)
Impairment of intangible assets	(73)	(234)
Fair value remeasurement of contingent consideration liabilities	(94)	161
Restructuring costs and similar items	(690)	(436)
Other gains and losses, and litigation (3)	(161)	—
Tax effect of items listed above:	746	730
Amortization of intangible assets	450	501
Impairment of intangible assets	23	87
Fair value remeasurement of contingent consideration liabilities	23	(7)
Restructuring costs and similar items	234	149
Other gains and losses, and litigation (3)	16	—
Other tax items	(113)	(111)
Share of items listed above attributable to non-controlling interests	11	5
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	18	(132)
Animal Health items (4)	(99)	(250)
Other Sanofi Pasteur MSD items (5)	(48)	—
Net income attributable to equity holders of Sanofi	3,919	3,953	(0.9%)
IFRS earnings per share (6) (in euros)	3.04	3.03

(1)	Animal Health reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,176 million in the first nine months of 2016 and €1,347 million in the first nine months of 2015.
(3)	Impairment loss of Alnylam investment for the difference between historical cost and market value based on the stock price as of September 30, 2016. On October 5, 2016, Alnylam announced the decision to end Revusiran development program. As a consequence, the stock price dropped by 48% on October 6, 2016.
(4)	Includes the following items: Impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, and costs incurred as a result of the divestment as well as tax effect of these items.
(5)	Includes the following items: Impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccines operations in Europe, as well as outside basis deferred tax impact.
(6)	Based on an average number of shares outstanding of 1,287.9 million in the first nine months of 2016 and 1,306.6 million in the first nine months of 2015.

Appendix 4: Consolidated income statements

€ million	Q3 2016 (1)	Q3 2015 (1)(2)	9M 2016 (1)	9M 2015 (1)(2)
Net sales	9,028	8,848	24,954	25,477
Other revenues	267	213	577	566
Cost of sales	(2,776)	(2,786)	(7,746)	(8,054)
Gross profit	6,519	6,275	17,785	17,989
Research and development expenses	(1,221)	(1,313)	(3,735)	(3,718)
Selling and general expenses	(2,274)	(2,246)	(6,883)	(6,900)
Other operating income	34	35	299	109
Other operating expenses	(153)	(175)	(348)	(341)
Amortization of intangible assets	(403)	(454)	(1,280)	(1,442)
Impairment of intangible assets	(21)	(206)	(73)	(234)
Fair value remeasurement of contingent consideration liabilities	(27)	90	(94)	161
Restructuring costs and similar items	(63)	(56)	(690)	(436)
Operating income	2,391	1,950	4,981	5,188
Financial expenses	(261)	(125)	(502)	(387)
Financial income	17	22	67	79
Income before tax and associates and joint ventures	2,147	1,847	4,546	4,880
Income tax expense	(460)	(273)	(957)	(965)
Share of profit/loss of associates and joint ventures	6	72	104	6
Net income excluding the held for exchange Animal Health business	1,693	1,646	3,693	3,921
Net income from the held for exchange Animal Health business	10	5	296	114
Net income	1,703	1,651	3,989	4,035
Net income attributable to non-controlling interests	29	23	70	82
Net income attributable to equity holders of Sanofi	1,674	1,628	3,919	3,953
Average number of shares outstanding (million)	1,288.5	1,305.5	1,287.9	1,306.6
Earnings per share (in euros) excluding the held for exchange Animal Health Business	1.29	1.24	2.81	2.94
IFRS earnings per share (in euros)	1.30	1.25	3.04	3.03

(1)	Including Animal Health Business which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current held for sale and discontinued operations).
(2)	As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.

Appendix 5: 2016 currency sensitivity

2016 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-0.05 USD/EUR	+EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.04

Currency exposure on Q3 2016 and 2015 sales

Currency	Q3 2016	2015*
US $	42.4%	36.3%
Euro €	20.9%	23.1%
Chinese Yuan	5.6%	5.7%
Japanese Yen	4.1%	5.4%
Brazilian Real	3.1%	2.8%
British Pound	1.8%	2.1%
Australian $	1.4%	1.4%
Canadian $	1.3%	1.5%
Russian Ruble	1.1%	1.6%
Mexican Peso	1.4%	1.8%
Others	16.9%	18.3%

*	Excluding VaxServe

Currency average rates

	Q3 2015	Q3 2016	Change
€/$	1.11	1.12	+0.4%
€/Yen	135.89	114.33	-15.9%
€/Yuan	7.01	7.45	+6.2%
€/Real	3.94	3.62	-8.1%
€/Ruble	70.46	72.10	+2.3%

Appendix 6: R&D Pipeline

N : New Molecular Entity

Registration

N
sarilumab Anti-IL6R mAb Rheumatoid arthritis, U.S, EU	Dengvaxia®(1) Mild-to-severe dengue fever vaccine
N
Dupixent® Anti-IL4Ra mAb Atopic dermatitis, U.S.	PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S.
N
LixiLan Fixed-Ratio insulin glargine+lixisenatide Type 2 diabetes, U.S., EU	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (3 years+)
N
SAR342434 insulin lispro Type 1+2 diabetes

Phase III

N
dupilumab Anti-IL4Ra mAb Atopic dermatitis EU	Clostridium difficile Toxoid vaccine
N
dupilumab Anti-IL4Ra mAb Asthma	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (6-35 months)
N
patisiran (ALN-TTR02) siRNA inhibitor targeting TTR Familial amyloidotic polyneuropathy	Pediatric pentavalent vaccine DTP-Polio-Hib Japan
N
sotagliflozin Oral SGLT-1&2 inhibitor Type 1 diabetes	Men Quad TT 2nd generation meningococcal ACYW conjugate vaccine

(1)	Approved in 13 countries

Phase II

N
dupilumab Anti-IL4Ra mAb Nasal polyposis; Eosinophilic oesophagitis	olipudase alfa rhASM Deficiency Acid Sphingomyelinase Deficiency(1)	Rabies VRVg Purified vero rabies vaccine
N	N
SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	GZ402671 Oral GCS inhibitor Fabry Disease	Tuberculosis Recombinant subunit vaccine
N
GZ389988 TRKA antagonist Osteoarthritis	sotagliflozin Oral SGLT-1&2 inhibitor Type 2 diabetes	Fluzone® QIV HD Quadrivalent inactivated influenza vaccine – High dose
N
sarilumab Anti-IL6R mAb Uveitis	efpeglenatide Long-acting GLP-1 receptor agonist Type 2 diabetes
N	N
SAR422459 ABCA4 gene therapy Stargardt disease	SAR100842 LPA1 receptor antagonist Systemic sclerosis
N	N
SAR439684 PD-1 inhibitor Advanced CSCC (Skin cancer)	Combination ferroquine / OZ439 Antimalarial
N
isatuximab Anti-CD38 naked mAb Multiple myeloma

Phase I

N	N	N
SAR440340 Immuno-Inflammation indication	GZ402666 neo GAA Pompe Disease	SAR247799 S1P1 agonist Cardiovascular Indication
N	N	N
GZ402668 GLD52 (anti-CD52 mAb) Relapsing multiple sclerosis	SAR339375 Anti-miR21 RNA Alport syndrome	SAR439152 Myosin inhibitor Hypertrophic cardiomyopathy
N	N	N
UshStat® Myosin 7A gene therapy Usher syndrome 1B	fitusiran (ALN-AT3) siRNA targeting Anti-Thrombin Hemophilia	SAR407899 rho kinase Microvascular angina
N	N
SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease	SAR425899 GLP-1R/GCGR dual agonist Type 2 diabetes	Herpes Simplex Virus Type 2 HSV-2 vaccine
N	N
SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	SAR438335 GLP-1R/GIPR dual agonist Type 2 diabetes
N	N
SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid tumors	SAR440067 (LAPS Insulin 115) Long acting insulin analog Type 1 & 2 diabetes
N
SAR428926 Maytansin-loaded anti-LAMP1 mAb Cancer

(1)	Previously referred as Niemann Pick type B

Appendix 7: Expected R&D milestones

Product	Event	Timing

Dengvaxia®	Expected regulatory decision in endemic countries	Throughout 2016 and 2017

NeoGAA (GZ402666)	Expected start of Phase III trial in Pompe Disease	Q4 2016

LixiLan	Expected U.S. regulatory decision in Type 2 Diabetes	Q4 2016

sarilumab	Expected U.S. regulatory decision in Rheumatoid Arthritis	Q4 2016

Praluent®	Expected results of ODYSSEY OUTCOMES 2nd interim analysis(2)	Q4 2016

VaxiGrip® QIV IM (3 years+)	Expected additional EU regulatory decision	Q4 2016

sotagliflozin	Expected start of Phase III trial in Type 2 Diabetes	Q4 2016

isatuximab (anti-CD38)	Expected start of Phase III trial in Multiple Myeloma	Q4 2016

Dupixent® (1)	Expected EU and Japan regulatory submission in Atopic Dermatitis	Q4 2016

Dupixent® (1)	Expected U.S. regulatory decision in Atopic Dermatitis	Q1 2017

dupilumab	Expected start of Phase III trial in Asthma in 6-11 year-old	Q1 2017

dupilumab	Expected start of Phase III trial in Nasal Polyposis	Q1 2017

fitusiran	Expected start of Phase III trial in Hemophilia	Q1 2017

Dupixent® (1)	Expected start of Phase III in Atopic Dermatitis in 6-11 and 12-17 year-old	H1 2017

(1)	Name received conditional approval
(2)	Second interim analysis for futility and overwhelming efficacy when 75% of the targeted number of primary events have occurred

Efpeglenatide start of Phase III in Diabetes has been delayed from Q4 2016 into 2017 due to manufacturing delays by Hanmi. Sanofi will provide more details once the new timelines have been finalized

Appendix 8: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Aggregate

Sanofi comments include Animal Health Business for every income statement line using “Aggregate” wording;

Aggregate Company sales at constant exchange rates (CER)

When we refer to changes in our Aggregate net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating Aggregate net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Aggregate Company sales at constant exchange rates for the third quarter and the first nine months of 2016

€ million	Q3 2016	9M 2016
Net sales	9,028	24,954
Animal Health net sales	624	2,109
Aggregate Company sales	9,652	27,063
Effect of exchange rates	+90	+700
Aggregate Company sales at constant exchange rates	9,742	27,763

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets.

•	impairment of intangible assets.

•	fair value remeasurement of contingent consideration liabilities related to business combinations.

•	other impacts associated with acquisitions (including impacts of acquisitions on associates).

•	restructuring costs(1) and similar items.

•	other gains and losses (including gains and losses on disposals of non-current assets(1)).

•	costs or provisions associated with litigation(1).

•	tax effects related to the items listed above as well as effects of major tax disputes.

•	tax (3%) on dividends paid to Sanofi shareholders.

•	Animal Health items out of business net income(2).

•	Net income attributable to non-controlling interests related to the items listed above.

•	Other items relating to the Sanofi Pasteur MSD joint venture(3).

(1)	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.
(2)	Impact of discontinuation of depreciation and impairment of Property, Plant and Equipment starting at IFRS 5 application (non-current assets held for sales and discontinued operations), amortization and impairment of intangible assets until IFRS 5 application and costs incurred as a result of the divestment as well as tax effect of these items.
(3)	Elimination of the Group’s share of the business net income of Sanofi Pasteur MSD from the date when Sanofi and Merck announced their intention to end their joint venture, plus an income tax charge arising from the taxable temporary differences relating to the investment in the joint venture